Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

NewMil Bank, a Connecticut state chartered savings bank.

NewMil Statutory Trust I, a trust formed under the laws of the state of Delaware.

Subsidiaries of NewMil Bank:

Asset Recovery Management Company, a Connecticut Corporation.

NewMil Asset Company, a Connecticut Corporation.

NewMil Mortgage Company, a Connecticut Corporation.